Exhibit (a)(5)(D)

TOMBSTONE SUMMARY ADVERTISEMENT

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (defined below), dated September 6, 2016, and the related Letter of Transmittal (defined below), and any amendments or supplements thereto, and is being made to the holders of Shares named therein. The Offer, however, is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and to extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

Up to 2,775,126 Shares of Common Stock

of

Siebert Financial Corp.

at

$1.20 Net Per Share

by

Kennedy Cabot Acquisition, LLC

Kennedy Cabot Acquisition, LLC, a Nevada limited liability company (the “Purchaser”), is offering to purchase up to 2,775,126 Shares of common stock, par value $0.01 per share (the “Shares”) of Siebert Financial Corp., a New York corporation (“Siebert”), at a purchase price of $1.20 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Siebert owns all of the issued and outstanding capital stock of (i) Muriel Siebert & Co., Inc., a Delaware corporation, a member of the Financial Industry Regulatory Authority (“FINRA”) and registered as a broker/dealer under Section 15 of the Securities Exchange Act of 1934, as amended (the “Broker/Dealer”), and (ii) Siebert Investment Advisors, Inc., a New York corporation and registered investment advisor under the Investment Advisor’s Act of 1940, as amended. Tendering shareholders who have Shares registered in their names and who tender directly to the American Stock Transfer & Trust Company, LLC (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, subject to Instruction 5 of the Letter of Transmittal, transfer taxes on the purchase of their Shares by Purchaser. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should check with their broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 3, 2016, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Acquisition Agreement, dated September 1, 2016, by and among, Siebert, the Estate of Muriel F. Siebert (the “Majority Shareholder”), and the Purchaser (as it may be amended or supplemented from time to time, the “Acquisition Agreement”). The 2,775,126 Shares covered by the Offer to Purchase represent all issued and outstanding Shares other than the 19,310,000 Shares owned by the Majority Shareholder which Purchaser will purchase from the Majority Shareholder immediately following consummation of the Offer pursuant to the terms and subject to the conditions in the Acquisition Agreement (the “Majority Share Purchase”).

Pursuant to the Acquisition Agreement, prior to the closing of the Offer, Siebert will a pay a dividend to all shareholders (including the Majority Shareholder) in the aggregate amount of $4,492,735, or approximately $.20 per share. Immediately prior to the closing of the Offer, the Majority Shareholder will purchase from Siebert, Siebert’s right to receive deferred purchase price payments in connection with Siebert’s disposition of its capital markets business in 2014 and the $4,000,000 secured junior subordinated promissory note issued to Siebert in connection with the disposition of its minority interest in a former affiliate. The aggregate purchase price payable by the Majority Shareholder for these assets is $610,262, representing 10% of the projected carrying value of these assets as of the projected closing of the Offer. The Offer Price of $1.20 per share includes approximately $0.22 per share, or $610,262 in the aggregate, which is intended to provide shareholders tendering in the Offer with their proportional share of the payment by the Siebert Estate for these assets.

The Offer is not conditioned upon the receipt of financing or upon any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions, including, among other things (i) approval by FINRA, pursuant to FINRA Rule 1017 of the indirect change in control of the Broker/Dealer as a result of the Majority Share Purchase (“FINRA Approval”), and (ii) the Muriel F. Seibert Foundation (which owns approximately 2.6% of the outstanding Shares) tendering and not withdrawing all of the Shares it owns pursuant to the Offer. The principal terms of the Offer are more fully described in the Offer to Purchase.

Siebert’s board of directors (the “Siebert Board”) unanimously (i) determined that the Acquisition Agreement and the transactions contemplated thereby, including the Offer, are fair to, and in the best interests of Siebert shareholders, and (ii) approved the Acquisition Agreement and the transactions contemplated thereby, including the Offer, in accordance with the New York Business Corporation Law, and (iii) resolved to remain neutral and not to make a recommendation regarding whether Siebert shareholders should accept the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, the Shares validly tendered and not properly withdrawn, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares so accepted for payment will be made by deposit of the Offer Price for such Shares with the Depositary, which shall act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to the tendering stockholders whose Share have been accepted for payment. Payment for any Shares tendered in the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation (as defined in the Offer to Purchase) of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (manually-signed or facsimile thereof) properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid on the Offer Price for Shares tendered in the Offer, regardless of any extension of the Offer or any delay in making such payment.

The term “Expiration Time” means 12:00 Midnight, New York City time, at the end of October 3, 2016, unless the Purchaser, in accordance with the Agreement, extends the Offer, in which event the term “Expiration Time” shall mean the latest time and date at which the Offer, as so extended by the Purchaser (other than any extension with respect to any subsequent offering period described below), expires.

Under the terms of the Acquisition Agreement the Purchaser may, without Siebert’s consent, extend the Expiration Time of the Offer on one or more occasions for any period, if on any then-scheduled Expiration Time any of the Offer conditions shall not be satisfied or, in Purchaser’s sole discretion, waived, until such time as such condition or conditions are satisfied or waived and (ii) shall extend the Expiration Time of the Offer for any period required by applicable law, any interpretation or position of the Securities and Exchange Commission, the staff thereof or the NASDAQ Stock Market applicable to the Offer; provided, however, that in no event shall Purchaser be required to extend the Expiration Time of the Offer beyond February 28, 2017.

Any extension of the Expiration Time during will be followed promptly by public announcement thereof, not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

Except as otherwise provided in the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after November 5, 2016. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder if different from the name of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase). If Shares have been tendered pursuant to the procedures for book-entry transfer as described in the Offer to Purchase, the notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with withdrawn Shares. All questions as to the form and validity (including time of receipt) of a notice of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination shall be final and binding on all parties. If the Purchaser elects to provide a subsequent offering period, Shares tendered in such subsequent offering period may not be withdrawn.

The information required to be disclosed by paragraph (d)(1) of Rule14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Pursuant to the Acquisition Agreement, Siebert has agreed to provide to the Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of the Shares. The Offer to Purchase, the Letter of Transmittal and other related tender offer materials are being mailed to record holders of Shares and will also be mailed to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholders list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash in exchange for your Shares pursuant to the Offer generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. For a summary of the tax consequences of the Offer, see the Offer to Purchaser. Each holder of Shares should consult its own tax advisor to determine the tax consequences of participating in the Offer in light of each such holder’s particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to DF King & Co., Inc. (the “Information Agent”) as set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and other related tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser’s expense. The Purchaser will pay all charges and expenses of the Depositary and the Information Agent. No fees or commissions will be payable to brokers, dealers or other persons (other than the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

DF KING & CO., INC.

48 WALL STREET

22nd FLOOR

NEW YORK, NY 10005

Siebert Shareholders

Call Toll Free: (888) 540-8736

from the U.S. only

Banks and Brokers Call Collect: (212) 269-5550

September 6, 2016

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